===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                Amendment No. 1
                                       to
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             KEY3MEDIA GROUP, INC.
                                (Name of Issuer)

                                 Common Shares
                           Par Value $0.01 per share
                         (Title of Class of Securities)

                            -----------------------

                                     49326R
                                    -------
                                 (CUSIP Number)

                        Morgan Stanley Dean Witter & Co.
                             PG Investors III, Inc.
                        Princes Gate Investors III, L.P.
                       (Name of Persons Filing Statement)

                               Pietro Cinquegrana
                        Morgan Stanley Dean Witter & Co.
                           1585 Broadway, 36th Floor
                            New York, New York 10036
                             Tel. No. 212-761-4000

                                with a copy to:

                              Tiziana M. Tabucchi
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4967
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 18, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

CUSIP No. 49326R                                             Page 2 of 10 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter & Co.
             363145972
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER

                                                  -0-
                                         --------------------------------------
                                             8    SHARED VOTING POWER

            NUMBER OF SHARES                      6,800,000
         BENEFICIALLY OWNED BY           --------------------------------------
         EACH REPORTING PERSON               9    SOLE DISPOSITIVE POWER
                  WITH
                                                  -0-
                                         --------------------------------------
                                             10   SHARED DISPOSITIVE POWER

                                                  6,800,000
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,800,000 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.47%  - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 49326R                                             Page 3 of 10 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Princes Gate Investors III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER

                                                  5,198,037
                                         --------------------------------------
                                             8    SHARED VOTING POWER

            NUMBER OF SHARES                      -0-
         BENEFICIALLY OWNED BY           --------------------------------------
         EACH REPORTING PERSON               9    SOLE DISPOSITIVE POWER
                  WITH
                                                  5,198,037
                                         --------------------------------------
                                             10   SHARED DISPOSITIVE POWER

                                                  -0-
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,198,037 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.24%  - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 49326R                                             Page 4 of 10 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PG Investors III, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER

                                                  1,601,963
                                         --------------------------------------
                                             8    SHARED VOTING POWER

            NUMBER OF SHARES                      5,198,037
         BENEFICIALLY OWNED BY           --------------------------------------
         EACH REPORTING PERSON               9    SOLE DISPOSITIVE POWER
                  WITH
                                                  1,601,963
                                         --------------------------------------
                                             10   SHARED DISPOSITIVE POWER

                                                  5,198,037
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,800,000 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.47%  - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter"), (2) PG Investors III, Inc. ("PGI"), and (3) Princes Gate Investors III, L.P. ("Princes Gate") (collectively, the "Reporting Persons") hereby amend and supplement their Report on Schedule 13D, originally filed on August 28, 2000 (the "Schedule 13D") with respect to the purchase of common shares, $0.01 par value (the "Shares") of Key3Media Group, Inc., a Delaware corporation ("Key3Media").

     Unless otherwise indicated, capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 1. Security and Issuer.

     The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by (i) replacing the second sentence of the first paragraph of
Item 1 with the following sentence:

     On August 18, 2000, Key3Media issued to several purchasers warrants (the "Warrants") to purchase 6.8 million shares of voting Common Stock at $6.00 per share subject to customary antidilution rights.

     and (ii) replacing the second to last sentence of the first paragraph of
Item 1 with the following sentence:

     If the Debentures are not redeemed within 22 months after they are issued, the number of shares that must be issued upon exercise of the Warrants will increase by 1.5 million on the second and third anniversaries of the issuance of the Debentures and by 1.75 million on the fourth and fifth anniversaries.

     Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by replacing clauses (a) and (b) of Item 5 with the following clauses (a) and (b):

     (a) At the close of business on August 18, 2000, and subject to the terms of the Warrants, Morgan Stanley Dean Witter may acquire upon exercise and, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owns, 6.8 million shares of Common Stock, representing approximately 9.47% of the outstanding shares of Common Stock.

          PGI may acquire upon exercise and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, 5,198,037 shares of Common Stock, representing approximately 7.24% of the outstanding shares of Common Stock.

          Princes Gate may acquire upon exercise and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, 6.8 million shares of Common Stock, representing approximately 9.47% of the outstanding shares of Common Stock.

          Except as set forth in this Item 5(a), neither the Reporting Persons, nor any other person controlling the Reporting Persons beneficially owns any shares of Common Stock.

     (b) Morgan Stanley Dean Witter does not have sole power to vote or dispose of any shares of Common Stock. Morgan Stanley Dean Witter has shared power to vote and to dispose of 6.8 million shares of Common Stock obtainable upon exercise of the Warrants as a result of its ownership of PGI.

          PGI has sole power to vote and dispose of 1,601,963 shares of Common Stock held on behalf of the Investors and shared voting and dispositive power with respect to 5,198,037 shares of Common Stock obtainable upon exercise of the Warrants held by Princes Gate.

          Princes Gate, acting through its general partner PGI, has sole power to vote and to dispose of 6.8 million shares of Common Stock obtainable upon exercise of the Warrants.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by (i) replacing the forth sentence of the paragraph titled "Exercise of Warrants" with the following sentence:

     If the Debentures are not redeemed within 22 months after they are issued, the number of shares that must be issued upon exercise of the Warrants will increase by 1.5 million on the second and third anniversaries of the issuance of the Debentures and by 1.75 million on the fourth and fifth anniversaries.

     and (ii) replacing the second sentence of the sixth paragraph of the section titled "Registration Rights" with the following sentence:

     The person currently serving as such director is Mr. Gian Andrea Botta, who is a Managing Director of Morgan Stanley Dean Witter and Head of the Private Investment Department, as well as President of PGI.

     Schedule A

     Schedule A of the Schedule 13D is hereby amended and supplemented by replacing the Directors and Executive Officers of PG Investors III, Inc. information supplied with the information on the following page:

                                                                     SCHEDULE A


                        Directors and Executive Officers
                                       of
                             PG Investors III, Inc.


The name, business address, title, present principal occupation or employment of each of the directors and executive officers of PG Investors III, Inc. ("PGI") are set forth below. PGI is the general partner of Princes Gate Investors III, L.P. ("Princes Gate"). Princes Gate has no officers and directors separate from the officers and directors of PGI, its general partner. If no business address is given the director's or officer's business address is that of Morgan Stanley Dean Witter & Co. at 1585 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to PGI. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                          Present Principal Occupation Including
Name and Business Address                     Name and Address1 of Employer
-------------------------                 --------------------------------------
Directors
Tarek F. Abdel-Meguid...................  Director
Joseph G. Fogg, III.....................  Director
Stephen R. Munger.......................  Director
Gian Andrea Botta*......................  Director

                                          Present Principal Occupation Including
Name and Business Address                     Name and Address2 of Employer
-------------------------                 --------------------------------------
Executive Officers
Gian Andrea Botta*......................  President
Debra M. Aaron..........................  Vice President
Pietro Cinquegrana*.....................  Vice President
Thomas A. Clayton     ..................  Vice President
Gavin L. MacDonald......................  Vice President
Louis A. Palladino, Jr. ................  Vice President
James T. Keane..........................  Vice President
Bruce R. Sandberg.......................  Vice President
James M. Wilmott........................  Vice President
Javed Ahmed.............................  Vice President
Martin M. Cohen.........................  Vice President and Secretary
Alexander C. Frank......................  Treasurer
Eileen S. Wallace.......................  Assistant Treasurer
Charlene R. Herzer......................  Assistant Secretary
Susan M. Krause.........................  Assistant Secretary

---------
1. Same address as director's or officer's business address except where indicated.
2. Same address as director's or officer's business address except where indicated.

*Citizen of Italy.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2000

                                      MORGAN STANLEY DEAN WITTER & CO.


                                      By: /s/ Pietro Cinquegrana
                                         ------------------------------------
                                         Name:  Pietro Cinquegrana
                                         Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2000

                                      PG INVESTORS III, INC.


                                      By: /s/ Pietro Cinquegrana
                                         ------------------------------------
                                         Name:  Pietro Cinquegrana
                                         Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2000

                                      PRINCES GATE INVESTORS III, L.P.

                                      By PG INVESTORS III, INC., as General
                                         Partner


                                      By: /s/ Pietro Cinquegrana
                                         ------------------------------------
                                         Name:  Pietro Cinquegrana
                                         Title: Vice President